EXHIBIT A: Attachment to item 77B:
     Accountant's Report on internal control


   There is no Accountant's Report on internal control for this filing since the assets and liabilities of the Alterman Investment Fund were assumed by the Georgia Portfolio of Smith Barney Muni Funds as of December 10, 1999 (before the end of the Alterman Investment Fund's fiscal year), and no audit was conducted for the Alterman Investment Fund in connection with this transaction.